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                             VAN KASPER & COMPANY

                              INVESTMENT BANKERS
       11661 SAN VICENTE BLVD., SUITE 709, LOS ANGELES, CALIFORNIA 90049

                             AS OF MARCH 14, 1995





Lazer-Tron Corporation
4430 Willow Road
Pleasanton, California 94588

Gentlemen:

    You have requested that we render our opinion as to the fairness, from a financial point of view, to the shareholders of Lazer-Tron Corporation, a California corporation ("Lazer-Tron"), of a proposed reorganization and merger (the "Transaction") among Lazer-Tron, Acclaim Entertainment, Inc., a Delaware corporation ("Acclaim"), and Acclaim Arcade Holdings, Inc., a newly formed Delaware corporation ("NEWCO") which is a wholly-owned subsidiary of Acclaim.

    A summary of the structure of the Transaction is as follows:

    1. NEWCO will merge with and into Lazer-Tron, leaving Lazer-Tron as the surviving entity in the merger. Upon the effective time of the Merger, shareholders of Lazter-Tron (other than those who validly hold "Dissenters Shares" as defined in the Agreement referred to below) will receive one-half share of Common Stock of Acclaim for each share of Common Stock, without par value, of Lazer-Tron, subject to adjustment in accordance with the Agreement if the market value of the Common Stock of Acclaim shall be less than $16 per share or shall exceed $20 per share.

    2. Options and warrants to purchase Lazer-Tron Common Stock which are outstanding at the effective time of the merger will be or substituted for an identical Acclaim option or warrant to purchase the number of shares of

                TELEPHONE: (310) 820-2970  FAX: (310) 820-5032
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    Acclaim Common Stock that the holder thereof would have been entitled to receive in the Transaction, had such option or warrant been exercised prior to the effective date of the Transaction.

        3. Following the merger of NEWCO into Lazer-Tron, Lazer-Tron as the surviving entity to the merger, will be a wholly-owned subsidiary of Acclaim. The Transaction is intended by the parties to be accounted for as a "pooling" under generally accepted accounting principles.


    In connection with our opinion, we have held extensive discussions with the management of Lazer-Tron and certain members of the management of Acclaim, and have reviewed a draft of the Agreement and Plan of Merger in the form provided to us by Lazer-Tron (the "Agreement") among Lazer-Tron, Acclaim and NEWCO, which we have been advised is a preliminary draft which will be substantially modified in negotiations between the parties; certain publicly available documents for each of Lazer-Tron and Acclaim; internal budgets and projects provided to us by Lazer-Tron; certain marketing materials and press releases provided to us by each of Lazer-Tron and Acclaim; publicly available data and information for companies which we have determined to be comparable; and available research reports for each of Lazer-Tron, Acclaim and other companies which we have determined to be comparable. We note that Acclaim denied our request to be shown its internally prepared forecasts.

    In our review we have assumed, with your permission, that the documents to be prepared, used and signed by the parties to formally effect the Transaction, including the agreements effecting the merger between NEWCO and Lazer-Tron, and the proxy or other disclosure material to be delivered to the shareholders of Lazer-Tron to elicit any necessary consents to the Transaction, will effect the Transaction on the terms set forth in the Agreement without material alteration. We note that any material modification to the terms and conditions of the Agreement from those set forth in the draft delivered to us could result in a change in our opinion as set forth herein.

    We have reviewed such relevant financial and other inforamtion that was publicly available or furnished to us by Lazer-Tron and Acclaim, including information provided during discussions with each company. In addition, we have compared certain financial and securities data of Lazer-Tron and Acclaim with that of various

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other companies whose securities are publicly traded, reviewed recent merger and acquisition transactions of companies we determined to be similar, conducted a premium-paid analysis, and conducted such other financial analysis as we have determined, based upon our judgement as investment bankers, to be appropriate for purposes of this opinion. We have also taken into account the views of the management and certain shareholders of Lazer-Tron as to the prospects of Lazer-Tron if the Transaction is not effected. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Lazer-Tron or investing in Lazer-Tron. Furthermore, we have not negotiated the Transaction, provided any legal advice or advised you with respect to alternatives to the Transaction. Although we have performed a valuation of Lazer-Tron and Acclaim using a number of commonly accepted methodologies, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Lazer-Tron or Acclaim.

    In rendering this opinion, we have relied, without independent verification, on the accuracy and completeness of all of the financial and other information that was publicly available or furnished or otherwise communicated to us by Lazer-Tron or Acclaim. With respect to financial projections of Lazer-Tron provided to us, we have reviewed those projections in light of discussions we have conducted with analysts and other industry sources. Independent of the foregoing, we have assumed that the projections were reasonably prepared, based upon assumptions reflecting the best currently available estimates and good faith judgments of management as to the future performance of Lazer-Tron and Acclaim and that neither the management of Lazer-Tron, nor the management of Acclaim, has any information or beliefs that would make the projections misleading.

    Our opinion is based upon analysis of the foregoing factors in light of our assessment of general economic, financial and market conditions as they exist and as they can be evaluated by us as of the date hereof.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the per share consideration to be received by the shareholders of Lazer-Tron in the Transaction is fair to the shareholders of Lazer-Tron from a financial point of view.

                                         Very truly yours,

                                         /s/ VAN KASPER & COMPANY
                                          VAN KASPER & COMPANY